



SRI NAGESH KOTIPALLI

SkyGoal® Inc

Co-Founder at SkyGoal® Inc

Talks about #cloud, #education, #hostingservices, and #androidappdevelopment

Vijayawada, Andhra Pradesh, India · **Contact info**

220 followers · 206 connections

Experience



SkyGoal® Inc
2 yrs 8 mos


Co-Founder
Full-time
Jan 2020 – Present · 2 yrs 1 mo
Hyderabad, Telangana, India


Project Manager
Full-time
Jun 2019 – Present · 2 yrs 8 mos
Vijayawada, Andhra Pradesh, India

 SKYGOAL

 Android: Proficient

Education


SRI VASAVI ENGINEERING COLLEGE
Bachelor of Technology, ece
2016 – 2020